Business Plan 2022

Poppytots

Play Cafe

Indoor play and party space

Women Owned

Minority Owned



Poppytots

Company Overview

What is Poppytots

Poppytots is a children's party rental service that offers soft playgrounds, ball pits and bounce houses specifically for kids 5 and under. Since its inception in 2020, Poppytots has more than doubled its number of bookings each year and continues to exceed projections YTD, closing the first half of 2022 with over 140 completed bookings and over 70 deposited reservations through July thus far.

Poppytots is now ready to expand our offerings to a brick and mortar location to better serve the community and fill a much needed void for parents in the area.



Poppytots Expansion

What is Poppytots Play Cafe

Poppytots Play Cafe is an indoor playground and party space. We seek provide a clean, safe space for parents and caregivers to take their young children to explore a fun, exciting play area while they work, relax or interact with other parents in an upscale lounge and seating area.

Poppytots Play Cafe also serves as a private party venue for kids 5 and under.





Mission

Poppytots Play Cafe provides parents and caregivers a place to bring their little ones to play in a safe, clean environment while they enjoy some much needed “me” time, interaction with other adults, and a warm cup of coffee... maybe even get a little work done. Once recharged they can join their little ones for all the fun!

Market Targeting

Poppytots Play Cafe will focus on marketing to parents of children 5 and under, as well as those expecting new babies. It will have a special focus on parents who spend the majority of their time during the day at home with their kids, either acting as full time caregivers or working from home. Since older children will be welcome to accompany their parents in the seating area, we will not exclude these families but make them a secondary target.



Parents & Caregivers
85%
Expectant parents
5%
Parent groups/clubs
10%

Market Validation

Based on the market analysis of the Novato area, the typical customer is:

Age: 21-45 (parents of children between 0-5)
Gender: Primarily female, not excluding male
Location: Residing within the town of Novato, CA or surrounding cities
Income Level: $75,000+
Social Class and Occupation: The average family income within Novato, CA is $101,000. Target market is the stay-at-home or work-from-home parent within these households, along with their caregivers.

Market Size

While we are focused on the city of Novato, our reach will extend throughout Marin, Sonoma and other Bay Area counties.

5%

OF THE POPULATION IN NOVATO ARE KIDS UNDER 5 ~ 2,750 KIDS

MARIN COUNTY
14,000 KIDS UNDER 5

SONOMA COUNTY
30,000 KIDS UNDER 5

NAPA COUNTY
8,000 KIDS UNDER 5

CONTRA COSTA COUNTY
60,000 KIDS UNDER 5

SAN FRANCISCO COUNTY
35,000 KIDS UNDER 5



Competitors

In the grater Marin County area, stay at home parents and parents that work from home (full or part time) have virtually no options when it comes to places they can drop in, relax, and enjoy a bit of "me" time, or plug in and get some work done while their children play in a safe area within view.

Poppytots Play Cafe's market advantage lies in the uniqueness of our service, giving it full market share for this type of business. The play area will feature high quality equipment, and imaginative play toys that will be consistently reviewed and improved to make each child’s experience enjoyable and filled with excitement and imagination. This type of innovation does not currently exist in my competitors.

Time out - Petaluma, CA

- Website: www.timeoutnplay.com
- Distance: 15 miles away (22 minute drive time)
- Strengths: Mom owned, family friendly, can accommodate private parties and events, large party room equipped for many ages.
- Opportunities: Minimal seating for parents/adults, limited snacks with no healthy choices (candy/processed foods), parents have little viewable access inside play structures

Fox & Kit - San Rafael, CA

- Website: www.foxandkit.com
- Distance: 11 miles away (18 minutes drive time)
- Strengths: Beautiful cafe and play structure, birthday parties, group play discounts
- Opportunities: Time limit on play, minimal interaction between parent and child, parent must accompany child inside the play area, parties are very costly

Pricing

Monthly and yearly memberships will include “perks” such as discounts on private parties and birthdays, invitations to member only events and priority on signups for possible camps in the future.

Drop in

$16 per child per day
$2 per child savings for each child for 3 or more children in one family
$4 grip socks (required for play)

Monthly

$75 a month for unlimited visits
One free coffee per visit
10% off on private party rentals
10% off special event tickets
One free pair of grip socks

Annually

$800 annually for unlimited visits
$100 savings vs monthly
One free coffee per visit
10% off on private party rentals
10% off special event tickets
One free pair of grip socks

Special event

Pricing will be determined based on event



PRIVATE PARTIES

Basic - $399

- DIY (Do it yourself)
- 2 hours of private play
- 30 minute setup time
- Bring your own paper goods, food and decor
- Cleanup included
- Up to 10 kids

Hybrid - $699

- DIT (Do it together)
- Basic package +
- Choose one of our themes
- Paper plates, cups, and napkins
- 2 Large cheese pizzas
- 12 Juice boxes/mini water
- 12 Cupcakes

VIP - $899

- We do it all!
- Basic & Hybrid package +
- Favor bags
- Digital invitation
- Basic balloon garland
- Coffee & Tea bar
- Charcuterie tray
- Up to 12 kids

Weekday - $299

- Monday-Thursday
- 4:30-6:30 pm
- Basic party package



PARTY ADD ONS

Refreshments

- Juice box/mini water (6 count) $5
- Large cheese pizza $25
- Large 1-topping pizza $30
- Coffee and tea bar $30
- Lemonade dispenser with cups $15
- Charcuterie tray $inquire

Photos

- Selfie booth $200
- Private photographer $inquire

Party

- Additional half hour $75
- Additional hour $150
- Additional child $12 per child
- Balloons $15 per dozen

Entertainment

- Mini bounce house $125
- Craft $inquire
- Balloon artist $inquire



Special events



01 Mommy & Me

Mothers club group play
Yoga
Music session

02 Vendor fair

Holiday fair
Local vendor spotlight

03 Guests

Seasonal photo shoot
Party with a princess
Hang with a hero

Start up costs

Licenses	$800
Rent 1st and deposit	$8,000
Interior build out	$50,000
Play equipment	$14,000
Furniture	$5,000
Drink/snack equipment	$4,000
Insurance	$5,000
Grip socks	$1,100
Advertising	$200
Paper goods	$350
POS system	$5,000
Signage	$3.000
Inventory	$200
Wifi/Security	$600

Employee training	$500
Party supplies	$250
Cleaning supplies	$200
Utilities	$145
Misc	$500

Total

$98,845

Monthly expenses

Rent	$4,167
Payroll	$6,146
Perishables	$200
Non-perishables	$100
Insurance	$1,080
Utilities	$550
Paper goods	$500
POS system	$250
Credit card/bank fees	$700
Retail stock	$50
Wifi/Security	$200

Cleaning	$600
Party supplies	$75
Loan repayment*	$800
Misc	$500

Total

$15,918

*Loan not yet requested

Monthly income

Daily drop in • 25 kids/day @ $16 • Based on 20 days	$8,000
Monthly memberships • 15 members @ $75	$1,125
Annual members • 5/month @ $800	$4,000
Member events • 2/month @ $15 • 10 participants	$300
Grip socks • 60/pairs @ $4	$240
Retail sales	$500
Drinks and snacks	$600
Private parties • Basic: 10 @ $399 • Hybrid 6 @ $599 • VIP 4 @ $899 • Weekday 2 @ $299 • Add ons 10 @ $55 avg	$12,337

Total

$27,102

24-month projection

Considering $2,800/mo payback of initial $175K investment


Expenses
Revenue
Loan Payment
40,000
30,000
20,000
10,000
0
June
July
Aug
Sept
Oct
Nov
Dec
Jan '23
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec
'24
Feb
March
April
May

Thank You

We are so thankful to have had the opportunity to share our vision with you!

Poppytots Play Cafe

Address

1559 So. Novato Blvd, C-1, Novato, CA 94947

Telephone
415-328-1366

Website
www.poppytots.com

Email
tracy@poppytots.com

